INFINITY BROADCASTING
CORPORATION
EMPLOYEES' 401(K) PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE TEN-MONTH PERIOD ENDED NOVEMBER 1, 2001
AND THE YEAR ENDED DECEMBER 31, 2000

INFINITY BROADCASTING CORPORATION
EMPLOYEES' 401(K) PLAN
TABLE OF CONTENTS
------------------------------------------------------------------------------

                                                                    PAGE

Report of Independent Accountants                                     1

Statements of Net Assets Available for Benefits                       2

Statement of Changes in Net Assets Available for Benefits             3

Notes to Financial Statements                                        4-8

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of Infinity Broadcasting Corporation Employees' 401(k) Plan:


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Infinity Broadcasting Corporation Employees' 401(k) Plan (the "Plan") at November 1, 2001 and December 31, 2000, and the changes in net assets available for benefits for the ten-month period ended November 1, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Effective November 1, 2001, the net assets of the Plan were merged with the Viacom 401(k) Plan.




April 24, 2002

INFINITY BROADCASTING CORPORATION EMPLOYEES' 401(K) PLAN                      2
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
NOVEMBER 1, 2001 AND DECEMBER 31, 2000
-------------------------------------------------------------------------------

                                                 NOVEMBER 1,       DECEMBER 31,
                                                    2001               2000
Assets:
  Investments, at fair value                      $      -        $ 195,939,899

Receivables:
  Contributions receivable - participants                -            1,432,326
  Contributions receivable - employer                    -            2,762,618
                                                  ----------      -------------
     TOTAL RECEIVABLE                                    -            4,194,944
                                                  ----------      -------------
     NET ASSETS AVAILABLE FOR BENEFITS            $      -        $ 200,134,843
                                                  ==========      =============



                 See accompanying notes to financial statements.

INFINITY BROADCASTING CORPORATION EMPLOYEES' 401(K) PLAN                     3
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE TEN-MONTH PERIOD ENDED NOVEMBER 1, 2001
-------------------------------------------------------------------------------

Additions/Deductions to net assets attributed to:
  Investment income:
     Net depreciation in fair value of investments               $ (37,267,738)
     Interest and dividends                                          2,205,511
     Interest on loans                                                 203,814
                                                                 -------------
                                                                   (34,858,413)

  Contributions:
     Participant                                                    22,203,829
     Employer                                                        9,233,145
                                                                 -------------
          TOTAL ADDITIONS/DEDUCTIONS                                (3,421,439)

Deductions from net assets attributed to:
  Benefits paid to participants                                     10,301,032
                                                                 -------------
          NET DECREASE                                              13,722,471

Transfer to Viacom 401(k) plan (Note 1)                            186,412,372
                                                                 -------------

Net assets available for benefits:
  Beginning of year                                                200,134,843
                                                                 -------------
  End of year                                                    $         -
                                                                 =============




                 See accompanying notes to financial statements.

INFINITY BROADCASTING CORPORATION EMPLOYEES' 401(K) PLAN                     4
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------



1.       DESCRIPTION OF PLAN

         The following brief description of the Infinity Broadcasting Corporation ("Infinity" or the "Company") Employees' 401(k) Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan document for more complete information.

         (A)   GENERAL

               The Plan, which became effective on January 1, 1988, is a defined-contribution plan available to all eligible employees of Infinity and its designated affiliates and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

               Prior to May 4, 2000, the Company was a subsidiary of CBS Corporation. On May 4, 2000, CBS merged with Viacom Inc. ("Viacom") and, as a result of the merger, Infinity Broadcasting Corporation became a majority owned subsidiary of Viacom. On February 21, 2001, Viacom completed its merger with Infinity by purchasing the remaining minority interest that it did not already own. As a result of the merger, each share of Infinity Broadcasting Class A Common Stock was converted into 0.592 of a share of Viacom Class B Common Stock.

               Effective November 1, 2001, the Plan was merged into the Viacom 401(k) Plan, formerly known as the Viacom Investment Plan, a defined contribution 401(k) plan sponsored by Viacom, and all net assets were transferred to the Viacom 401(k) Plan. The participants' former investment accounts were transferred to funds of the Viacom 401(k) Plan considered to be of similar quality and nature as determined by the trustee and the Company.

         (B)   ELIGIBILITY

               All full-time employees of the Company and represented employees covered pursuant to collective bargaining agreements, become eligible to participate in the Plan on the entry date coinciding with or following the date of attaining age 21. All part-time employees of the Company become eligible to participate in the Plan on the entry date coinciding with or following the date of attaining age 21 and the Plan year in which they are credited with 1000 hours of service, as defined in the plan agreement.

         (C)   CONTRIBUTIONS

               PARTICIPANTS

               Participants may elect to defer, on a before tax basis, in multiples of 1%, up to 15% of their eligible compensation per pay period through payroll deductions. A participant's maximum annual tax-deferred contribution was limited to $10,500 for 2001. This limitation is adjusted annually as provided by Section 402(g)(5) of the Internal Revenue Code (the "Code").

               Participants may also elect to make after-tax contributions up to the maximum annual addition amount permitted by law when added with the other contributions under the Plan. All eligible employees may make rollover contributions to the Plan, subject to approval by the Plan's Administrative Committee.

INFINITY BROADCASTING CORPORATION EMPLOYEES' 401(K) PLAN                     5
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

               EMPLOYER

               The Company may make discretionary contributions to the Plan. The Company's matching cash contributions, if any, are contributed on a quarterly basis into the Company's stock fund. The matching contribution was $.80 on each $1 of the participant's tax deferred contribution up to 5% of the participant's base-benefits pay, up to the legal maximum during 2001.

               Subject to the limitations of Section 415(c) of the Code, the maximum aggregate employee and employer contributions for each participant shall be the lesser of $30,000 or 25% of the participant's annual compensation.

         (D)   PARTICIPANT ACCOUNTS

               Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's discretionary matching contribution and (b) the participant's share of the Plan's earnings or losses. Allocations are based on participant account balances, as defined. Participant account balances including the Company's discretionary matching contribution, are participant directed at all times.

         (E)   VESTING

               A participant's interest in all of their voluntary and rollover contributions and the cumulative earnings thereon is fully vested and nonforfeitable at all times. All contributions by the Company that are allocated to a participant's account and earnings thereon vest ratably over a three-year period.


               In addition, the participant will become fully vested in all contributions upon death or disability, as defined in the plan document, upon normal or early retirement (ages 65 or 55 and ten years of service, respectively), or in the event the Plan is terminated or the Company suspends contributions thereunder.

         (F)   DISTRIBUTIONS

               Withdrawals from a participant's after-tax contribution account are permitted at any time, but are limited to one such withdrawal per calendar quarter.

               Withdrawals from a participant's tax-deferred contribution account are permitted after the participant has reached age 59-1/2. In addition, a participant or designated beneficiary may make withdrawals upon termination of employment, disability or demonstration of financial hardship, as defined; however, any such withdrawal made as a result of financial hardship will be limited to the participant's contributions without regard to earnings thereon.

               Upon a participant's retirement, disability or termination of employment, distribution of the participant's vested account can be made in a lump-sum distribution or in substantially equal annual installments over a specified period, as elected by the participant.

               Upon the death of a participant, distribution of the participant's vested account will be made to a designated beneficiary in a lump sum no later than one year after the participant's death.

INFINITY BROADCASTING CORPORATION EMPLOYEES' 401(K) PLAN                     6
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------


         (G)   PARTICIPANT LOANS

               Participants may obtain loans against their respective participant accounts. Each participant who has no other loans outstanding from the Plan may request a loan. Upon approval by the plan administrator of the Plan, the terms of the loan shall be agreed to by the participant and the plan administrator. In no event shall a loan be outstanding for a period that exceeds five years, unless the loan is used to acquire a principal residence, in which case the loan may not exceed ten years. Each loan shall bear interest at a rate equal to the prime rate set by JP Morgan Chase Bank as of the first day of the plan year in which the loan is made; repayments of interest are credited to the participant's account. Each loan is limited to the lesser of (a) $50,000 (reduced by the highest outstanding balance of any loan from the Plan during the prior 12 months) or (b) 50% of the participant's vested account balance. Loans are subject to a minimum of $1,000. Principal and interest are paid through payroll deductions.

         (H)   FORFEITURES

               Nonvested amounts, which are forfeited as a result of participants' terminating their employment, shall be used to reduce future employer contributions. The total amount of forfeitures in 2001 was $161,080. These forfeitures were transferred to the Viacom 401(k) Plan and will be used to reduce employer contributions in 2002. Prior years forfeitures of $844,244 were used to reduce employer contributions in 2001.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS

         (A)   BASIS OF PRESENTATION

               The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets.

         (B)   INVESTMENTS

               All funds are stated at fair value and are based on the values of the underlying securities at quoted market prices. The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the appreciation/depreciation of investments, which consists of the realized gains/losses and the unrealized appreciation/depreciation on those investments.

               Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

               Participant loans are valued at cost, which approximates fair value.

         (C)   PAYMENT OF BENEFITS

               Benefits are recorded when paid.

         (D)   USE OF ESTIMATES

               The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of plan assets and contingent assets and liabilities at the date of the financial statements and changes in net assets during the reporting period. Actual results could differ from those estimates. On an ongoing basis management reviews its estimates based on

INFINITY BROADCASTING CORPORATION EMPLOYEES' 401(K) PLAN                     7
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

               currently established information. Changes in fact or circumstances may result in revised estimates.

         (E)   RISKS AND UNCERTAINTIES

               The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the risk associated with investment securities and the uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

3.       INVESTMENTS

               The following table presents the Plan's investments at November 1, 2001 and December 31, 2000. Investments representing 5% or more of the Plan's net assets available for benefits are separately identified.

                                                         2001                   2000
Investments:
  Massachusetts Financial Services
    Massachusetts Investor Trust Fund                 $       -            $  14,051,898
  Fidelity Advisor Growth
    Opportunities Fund                                        -               16,423,735
  Fidelity Advisor Equity Growth Fund                         -               17,525,784
  Barclays Global Investors
    Equity Index Fund                                         -               32,468,484
* Viacom Company Stock Fund                                   -               33,210,873
* Infinity Broadcasting Stock Fund                            -               15,027,274
* Fleet Stable Asset Fund                                     -               28,169,113
  Other participant directed investments
    (less than 5% of net assets)                              -               39,062,738
                                                      -----------          -------------
                                                      $       -            $ 195,939,899
                                                      ===========          =============

* Party-in-interst


         Certain investments of the Plan are in funds managed by Fleet National Bank, the trustee of the Plan, and therefore qualify as party-in-interest transactions.

         During the ten-month period ended November 1, 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

INFINITY BROADCASTING CORPORATION EMPLOYEES' 401(K) PLAN                     8
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

         Mutual funds                           $ (24,571,606)
         Common stock                             (12,696,132)
                                                -------------
                                                $ (37,267,738)


4.       TERMINATION OR AMENDMENT

         Effective after the close of business on October 31, 2001,Viacom elected to merge the Plan's assets and liabilities into the Viacom 401
         (k) Plan and the Plan ceased to exist as a stand-alone plan. Although Viacom has not expressed any intent to terminate the Viacom 401(k) Plan, it is free to do so at any time, subject to the provisions of ERISA. In the event of termination, participants will become 100% vested in their accounts.

5.       FEDERAL INCOME TAXES


         The Plan received a favorable determination letter from the Internal Revenue Service, dated September 9, 1996, indicating that the Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Service Code ("the Code") and that it is exempt from Federal income taxes under the provisions of Section 501(a) of the Code. The Plan has been amended since receiving the determination letter, but the Plan's administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Code.

         On February 18, 2002, the Plan was submitted to the Internal Revenue Service for a determination that its form prior to the merger with the Viacom 401(k) Plan continues to satisfy the requirements for qualification under the provisions of Section 401(a) of the Code and that it is exempt from Federal income taxes under the provisions of
         Section 501(a) of the Code.

6.       ADMINISTRATIVE COSTS

         All administrative costs are paid by the Company.

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized.


                                               Infinity Broadcasting Corporation
                                               Employees 401(k) Plan

                                               By: /s/ PATRICIA STRATFORD
                                                  ------------------------------
                                                  Name: Patricia Stratford
                                                  Title: Vice President and
                                                         Assistant Secretary

Dated: April 30, 2002